NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISEABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO RESTRICTIONS ON RESALE AND MAY NOT BE RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

Warrant to Purchase up to [________] ADSs

of

pSivida Limited

PLACEMENT AGENT’S WARRANT

Dated: July 5, 2007

This certifies that [PLACEMENT AGENT] (the “Placement Agent”) or any of its permitted transferees (the Placement Agent or any such permitted transferee is sometimes herein called the “Holder”) is entitled to purchase from PSIVIDA LIMITED (the “Company”), an Australian company existing pursuant to the Australian Corporations Act 2001 (the “Corporations Act”), at the price and during the period as hereinafter specified, up to [________] American Depositary Shares (an “ADS”, collectively the “ADSs”), with each ADS representing ten (10) ordinary shares of the Company (the “Ordinary Shares”), at an exercise price of US$1.65 per ADS, subject to adjustment as described below (as so adjusted from time to time, the “Exercise Price”) during the five year period as more fully set forth in Section 1 herein.

This Placement Agent’s Warrant (the “Placement Agent’s Warrant”) is issued pursuant to that certain Placement Agent Agreement, dated June 29, 2007 by and among the Company, Cowen and Company, LLC (“Cowen”) and JMP Securities LLC (“JMP”, and together with Cowen, the “Placement Agents”), in connection with a public offering of the Company's ADSs, through the commercially reasonable efforts of the Placement Agents, as therein described (the “Placement Agent Agreement”). All capitalized terms used herein and not otherwise defined, shall have the meanings ascribed to such terms in the Placement Agent Agreement.

1.  Exercise. The rights represented by this Placement Agent’s Warrant shall be exercisable at the Exercise Price, and during the periods as follows:

(a)  During the period beginning from the date hereof (the “Closing Date”) to and through January 5, 2008, inclusive, the Holder shall have no right to purchase any ADSs hereunder.

(b) At any time and from time to time between January 6, 2008 and July 5, 2012 (the latter date is also referred to herein as the “Expiration Date”), inclusive, the Holder shall have the right to purchase all or any portion of the ADSs at the Exercise Price.

(c)  After the Expiration Date, the Holder shall have no right to purchase all or any portion of the ADSs hereunder.

(d) The Holder shall not be required to deliver the original Placement Agent’s Warrant in order to effect an exercise hereunder. Execution and delivery of the Purchase Form with respect to less than all of the ADSs exercisable hereunder shall have the same effect as cancellation of the original Placement Agent’s Warrant and issuance of a new Placement Agent’s Warrant evidencing the right to purchase the remaining number of ADSs exercisable thereunder.

2.  Payment for ADSs; Issuance of Certificates.

The rights represented by the Placement Agent’s Warrant may be exercised at any time within the periods above specified, in whole or in part, by (i) the surrender of the Placement Agent’s Warrant (with the Purchase Form (the “Purchase Form”) attached hereto, properly executed) at the principal executive office of the Company as set forth in the Notice Section 18 hereto (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the Exercise Price then in effect for the number of ADSs specified in the above-mentioned Purchase Form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the Purchase Form to the effect that such person(s) agree(s) to be bound by the provisions of Section 6 and subsections (b), (c), (d), (e) and (f) of Section 7 hereof. The Placement Agent’s Warrant shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date the Placement Agent’s Warrant is surrendered and payment is made in accordance with the foregoing provisions of this Section 2, and the person or persons in whose name or names the certificates for the ADSs shall be issuable upon such exercise shall become the holder or holders of record of such ADSs at that time and date. The ADSs and the certificates for the ADSs so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) Business Days (as used in this agreement, means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed), after the rights represented by this Placement Agent’s Warrant shall have been so exercised. On or before the second (2nd) Business Day following the date on which the Company has received each of the Purchase Form and the aggregate Exercise Price (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and Citibank, N.A., the Company's depositary (the “Depositary”).

On or before the fifth (5th) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Depositary is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of ADSs to which the Holder is entitled pursuant to such exercise to the Holder's or its designee's balance account with DTC through its Deposit/Withdrawal At Custodian system, or (Y) if the Depositary is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Purchase Form, a certificate, registered in the Company's share register in the name of the Holder or its designee, for the number of ADSs to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Ordinary Shares represented by the ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing the ADSs. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of ADSs represented by this Warrant submitted for exercise is greater than the number of ADSs being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue a new Warrant representing the right to purchase the number of ADSs purchasable immediately prior to such exercise under this Warrant, less the number of ADSs with respect to which this Warrant is exercised. Upon exercise of this Warrant, the Company shall deposit the corresponding number of Ordinary Shares representing the ADSs underlying the ADSs and pay by wire transfer to the Depositary's account the ADS issuance fee of $0.04 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement (means that certain Deposit Agreement, dated as of January 24, 2005 by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs evidenced by ADSs issued pursuant to such agreement) for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), and the Company shall otherwise comply with and cause any other necessary party to comply with all the terms of the Deposit Agreement. The Company shall pay any and all taxes (excluding any taxes on the income of the Holder) which may be payable with respect to the issuance and delivery of ADSs upon exercise of this Warrant. Appropriate and equitable adjustment to the terms and provisions of this Warrant shall be made in the event of any change to the ratio of ADSs to Ordinary Shares represented thereby.

In the event that the Company's Board of Directors should determine that the Company shall transform itself (whether by re-incorporation in the United States or otherwise) from a foreign private issuer (as defined under the Securities Act of 1933, as amended) all references to ADSs or ADSs shall be deemed references to whatever shares are then issued by the re-domiciled Company and all other provisions of this Agreement shall be equitably adjusted by the parties hereto to the extent necessary or appropriate to reflect such new country of incorporation.

3.  Transfer.  (a) The Placement Agent’s Warrant shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Warrant or the ADSs for a period of one hundred eighty (180) days commencing on the Closing Date, except that it may be transferred to successors of the Holder.

(b) Any transfer of this Placement Agent’s Warrant shall be effected by the Holder by (i) executing the form of assignment at the end hereof and (ii) surrendering the Placement Agent’s Warrant for cancellation at the office or agency of the Company referred to in Section 2 hereof, accompanied by (y) a certificate (signed by an officer of the Holder, or other authorized representative reasonably satisfactory to the Company, if the Holder is an entity) stating that each transferee is a permitted transferee under this Section 3; and, if applicable, (z) an opinion of counsel, reasonably satisfactory in form and substance to the Company, to the effect that the ADSs or the Placement Agent’s Warrant, as the case may be, may be sold or otherwise transferred without registration under the Securities Act of 1933, as amended (the “Act”).

Upon any transfer of this Placement Agent’s Warrant or any part thereof in accordance with the first sentence of this Section 3(b), the Company shall issue, in the name or names specified by the Holder (including the Holder), a new Placement Agent’s Warrant or Warrants of like tenor (including all substantive provisions hereof) and representing in the aggregate rights to purchase the same number of ADSs as are purchasable hereunder at such time.

(c)  Any attempted transfer of this Placement Agent’s Warrant or any part thereof in violation of this Section 3 shall be null and void ab initio.

(d) This Placement Agent’s Warrant may not be exercised and neither this Placement Agent’s Warrant nor any of the ADSs, nor any interest in either, may be offered, sold, assigned, pledged, hypothecated, encumbered or in any other manner transferred or disposed of, in whole or in part, except in compliance with applicable United States federal and state securities laws and the terms and conditions hereof. Each Placement Agent’s Warrant shall bear a legend in substantially the same form as the legend set forth on the first page of this Placement Agent’s Warrant. Each certificate for ADSs issued upon exercise of this Placement Agent’s Warrant, unless at the time of exercise such ADSs are acquired pursuant to a registration statement that has been declared effective under the Act and applicable blue sky laws, shall bear a legend substantially in the following form:

“THE ADSs REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH ADSs MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. PSIVIDA LIMITED MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT THAT A PROPOSED TRANSFER OR SALE IS IN COMPLIANCE WITH THE ACT.”

Any certificate for any ADSs issued at any time in exchange or substitution for any certificate for any ADSs bearing such legend (except a new certificate for any ADSs issued after the acquisition of such ADSs pursuant to a registration statement that has been declared effective under the Act) shall also bear such legend unless, in the opinion of counsel for the Company, the ADSs represented thereby need no longer be subject to the restriction contained herein. The provisions of this Section 3(d) shall be binding upon all subsequent holders of certificates for ADSs bearing the above legend and all subsequent holders of this Placement Agent’s Warrant, if any.

4.  ADSs to be Fully Paid; Reservation of ADSs. The Company covenants and agrees that all ADSs and Ordinary Shares underlying such ADSs which may be issued upon the exercise of the purchase rights represented by this Placement Agent’s Warrant will (i) upon issuance and delivery against payment therefor of the requisite purchase price, be duly and validly issued, fully paid and non-assessable and (ii) when issued, rank equally with all outstanding Ordinary Shares of the Company listed for trading on the Australian Securities Exchange (the “ASX”).

Except and to the extent as waived or consented to by the Holder, the Company covenants and agrees that it shall not by any action, including, without limitation, amending its Constitution or by-laws, if any, or through any reorganization, transfer of assets, scheme of arrangement, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Placement Agent’s Warrant, and will at all times in good faith carry out all the provisions of this Placement Agent’s Warrant, and shall take all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Placement Agent’s Warrant against impairment. Without limiting the generality of the foregoing, the Company shall (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable ADSs and Ordinary Shares underlying the ADSs upon the exercise of this Placement Agent’s Warrant, and (b) use reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of ADSs issuable upon exercise of this Placement Agent’s Warrant for which this Placement Agent’s Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the ADSs, the Company shall issue to the Depositary’s custodian the number of Ordinary Shares underlying the ADSs exercisable hereunder and shall instruct the Depositary to issue to the account of the Holder the number of ADSs that are not disputed.

5.  No Voting or Dividend Rights. The Placement Agent’s Warrant shall not entitle the Holder to any voting rights or any other rights, including without limitation notice of meetings of other actions or receipt of dividends or other distributions, as a stockholder of the Company.

6.  Registration Rights.  (a)  The Company covenants and agrees that (subject to the provisions of this Section 6), it will prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) within ninety (90) days from the date hereof, a registration statement on Form F-3 (or if such form is not available, a Form F-1) covering all of the ADSs underlying this Placement Agent’s Warrant (the “Registrable Securities”) for a secondary or resale offering (the “Registration Statement”). The Company will use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Act (including filing with the Commission a request for acceleration of effectiveness in accordance with Rule 461 promulgated under the Act) no later than January 5, 2008, the date which is no later than 180 days from the date hereof, and to keep the Registration Statement continuously effective until the earlier of (i) such time that all of the Registrable Securities have been sold, (ii) the date when the Holder may sell the Registrable Securities pursuant to Rule 144(k) promulgated under the Act, as determined by counsel to the Company pursuant to a written opinion letter, or (iii) the Expiration Date.

(b)  If (i) at any time when a prospectus relating to Registrable Securities is required to be made available under the Act, the Company discovers that, or any event occurs as a result of which, the prospectus (including any supplement thereto) included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) the Commission issues any stop order suspending the effectiveness of the Registration Statement or proceedings are initiated or threatened for that purpose, then the Company shall promptly deliver a written notice to such effect to each Holder whose Registrable Securities are included in the Registration Statement, and each such Holder shall immediately upon receipt of such notice discontinue its disposition of Registrable Securities pursuant to the Registration Statement until the copies of the supplemented or amended prospectus contemplated by the immediately following sentence is made available and, if so directed by the Company, shall deliver to the Company (at the Company's expense), if applicable, all copies, other than permanent file copies, then in such Holder's possession of the prospectus or prospectus supplement relating to such Registrable Securities current at the time of receipt of such notice. As promptly as practicable following the event or discovery referred to in clause (i) of the immediately preceding sentence, the Company shall prepare and make available to the Holders whose Registrable Securities are included in the Registration Statement the amendment or supplement of such prospectus so that, as thereafter made available to purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary in this Section 6, if the filing or maintenance of the Registration Statement would require the Company to make a disclosure that would, in the reasonable judgment of the Company's Board of Directors, have a material adverse effect on the business, operations, properties, prospects or financial condition of the Company or on pending or imminent transactions, the Company shall have the right, exercisable for a period not to exceed in the aggregate sixty (60) consecutive calendar days in any period of twelve consecutive months (the “ Blackout Period”) upon written notice to the Holders, to delay the filing of the Registration Statement or of any amendment thereto, to suspend its obligation to maintain the effectiveness of the Registration Statement and to suspend the use of any prospectus or prospectus supplement in connection with the Registration Statement. Each Holder agrees that upon receipt of any such notice from the Company, it shall immediately cease all efforts to dispose of Registrable Securities pursuant to the Registration Statement until such time as the Company shall notify it of the end of such restrictions or, if earlier, the expiration of the Blackout Period.

7.  Indemnification. (a) Whenever the Registration Statement relating to the ADSs issued upon exercise of the Placement Agent’s Warrant is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the securities covered by the Registration Statement, amendment or supplement (such Holder being hereinafter called the “Distributing Holder”), and each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter, against any losses, claims, damages or liabilities, joint or several, to which the Distributing Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities, or actions in respect thereof, arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement as declared effective or any final prospectus constituting a part thereof or any amendment or supplement thereto, (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any act or failure to act, or any alleged act or failure to act, by any Distributing Holder in connection with, or relating in any manner to, the Registration Statement or the offering contemplated thereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon matters covered by clause (i) or (ii) above; (provided that the Company shall not be liable in the case of any matter covered by this clause (iii) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, liability or action resulted directly from any such act or failure to act undertaken or omitted to be taken by such Distributing Holder through its gross negligence or willful misconduct) and will reimburse the Distributing Holder or such controlling person or underwriter promptly upon demand for any legal or other expense reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said Registration Statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder or any other Distributing Holder for use in the preparation thereof and provided further, that the indemnity agreement provided in this Section 7(a) with respect to any preliminary prospectus shall not inure to the benefit of any Distributing Holder, controlling person of such Distributing Holder, underwriter or controlling person of such underwriter from whom the person asserting any losses, claims, charges, liabilities or litigation based upon any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state therein a material fact, received such preliminary prospectus, if a copy of the prospectus in which such untrue statement or alleged untrue statement or omission or alleged omission was corrected has not been sent or given to such person within the time required by the Act and the rules and regulations of the Commission thereunder. This indemnity agreement is not exclusive and will be in addition to any liability, which the Company might otherwise have and shall not limit any rights or remedies that may otherwise be available at law or in equity to each Distributing Holder.

(b)  The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement and each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities, or actions in respect thereof, arise out of or are based upon (i) any untrue or alleged untrue statement of any material fact contained in said Registration Statement, said preliminary prospectus, said final prospectus, or said amendment or supplement, or (ii) are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said Registration Statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred. This indemnity agreement is not exclusive and will be in addition to any liability, which each Distributing Holder might otherwise have and shall not limit any rights or remedies that may otherwise be available at law or in equity to the Company.

(c)  Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for indemnity or contribution to the extent the indemnifying party is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party, and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with any other indemnifying party similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense of such action and approval by the indemnified party of counsel (which approval shall not be unreasonably withheld or delayed), the indemnifying party will not be liable to such indemnified party under this Section 7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

(i) the indemnified party shall have employed separate counsel in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action); (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action; or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party satisfactory to the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party.

(d)  The indemnifying party under this Section 7 shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes: (i) an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding; and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e)  Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 7 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred, but in all cases, no later than forty-five (45) days after invoice to the indemnifying party.

(f)  If the indemnification provided for in this Section 7 is unavailable to or insufficient to hold harmless an indemnified party under Section 7(a) or 7(b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party in such proportion as is appropriate to reflect the relative fault of such indemnifying party on the one hand and the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the “control” stockholders on the one hand or the Distributing Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and each Distributing Holder agree that it would not be just and equitable if contributions pursuant to this Section 7(f) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7(f). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 7(f) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7(f): (i) each Distributing Holder shall not be required to contribute any amount in excess of the amount of proceeds received by such Holder from sale(s) of such Holder's ADSs pursuant to the Registration Statement; and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

8.  Adjustment of Exercise Price. (a)  If the Company issues or gives the holders of Ordinary Shares in the Company the right, pro rata with existing holdings of Ordinary Shares, to subscribe for additional securities (“Pro Rata Issue”), the Exercise Price in respect of one underlying Ordinary Share shall be reduced in accordance with the following formula:

O' = O - E[P-(S+D)]/[N+1]

Where:

O'	=	the new Exercise Price in respect of an underlying Ordinary Share.

O	=	the original Exercise Price in respect of an underlying Ordinary Share.

E	=	the number of underlying Ordinary Shares to be issued on exercise of each Warrant.

P	=
the average market price per Ordinary Share on the ASX (as adjusted to US$, if necessary) (weighted by reference to volume) of the Ordinary Shares during the 5 trading days ending before the ex rights date or ex entitlements date.

S	=	the subscription price for an Ordinary Share under the Pro Rata Issue.

D	=	the dividend due but not paid on the existing Ordinary Shares (excluding those to be issued under the Pro Rata Issue).

N	=	the number of Ordinary Shares which must be held to receive one new Share in the Pro Rata Issue.

(b)  Adjustment upon pro rata bonus issue of Ordinary Shares. If the Company makes a pro rata bonus issue of Ordinary Shares to its shareholders prior to the Placement Agent’s Warrant being exercised, and the Placement Agent’s Warrant is not exercised prior to the record date for the issue, the Placement Agent’s Warrant will, when exercised, entitle the Holder to the number of ADSs that would ordinarily be received under Section 1 above, plus the number of bonus Ordinary Shares which would have been issued to the Holder if the Placement Agent’s Warrant had been exercised prior to the record date.

(c)  Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Closing Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares underlying such ADSs) into a greater number of Ordinary Shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of ADSs (or Ordinary Shares underlying such ADSs) will be proportionately increased. If the Company at any time on or after the Closing Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares underlying such ADSs into a smaller number of Ordinary Shares, then Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of ADSs (or Ordinary Shares underlying such ADSs) will be proportionately decreased. Any adjustment under this Section 8(c) shall be subject to (and will be correspondingly reorganized in a manner which is permissible under, or necessary to comply with) the Listing Rules of the Australian Securities Exchange (the “ASX Listing Rules”) or the rules of any Recognized Exchange in force at the relevant time and shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d)  Other Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of ADSs so as to protect the rights of the Holder; provided that such adjustment is made in accordance with the ASX Listing Rules. No such adjustment pursuant to this Section 8(d) will increase the Exercise Price or decrease the number of ADSs as otherwise determined pursuant to this Section 8, unless in accordance with any ASX Listing Rule.

(e)  Other Capital Reorganizations. Notwithstanding any other provision contained in this Placement Agent’s Warrant, the rights of the Holder will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization. Subject to the above, if there is a reorganization of the capital of the Company, the number of ADSs applicable to the Placement Agent’s Warrant and/or Exercise Price of the Placement Agent’s Warrant will be reorganized as follows: (i) if the Company returns capital on its Ordinary Shares, the number of ADSs applicable to the Placement Agent’s Warrant will remain the same, and the Exercise Price of each Placement Agent’s Warrant will be reduced by the same amount as the amount returned in relation to each Ordinary Share; (ii) if the Company returns capital on its Ordinary Shares by a cancellation of capital that is lost or not represented by available assets, the number of ADSs applicable to the Placement Agent’s Warrant and the Exercise Price is unaltered; (iii) if the Company reduces its issued Ordinary Shares on a pro rata basis, the number of ADSs applicable to the Placement Agent’s Warrant will be reduced in the same ratio as the Ordinary Shares and the Exercise Price will be amended in inverse proportion to that ratio; and (iv) if the Company reorganizes its issued Ordinary Shares in any way not otherwise contemplated by the preceding paragraphs, the number of ADSs applicable to the Placement Agent’s Warrant or the Exercise Price or both will be reorganized so that the Warrant Holder will not receive a benefit that holders of Ordinary Shares do not receive. The Company shall give notice to Warrant Holders of any adjustments to the number of ADSs applicable to the Placement Agent’s Warrant or the number of Ordinary Shares which are to be issued on exercise of the Placement Agent’s Warrant or to the Exercise Price. Before the Placement Agent’s Warrant is exercised, all adjustment calculations are to be carried out including all fractions (in relation to each of the number of ADSs applicable to the Placement Agent’s Warrant, the number of Ordinary Shares and the Exercise Price), but on exercise the number of ADSs or Ordinary Shares issued is rounded down to the next lower whole number and the Exercise Price rounded up to the next higher cent.

(a)  Nonwaiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date.

9. TRADING OF ADSs OR ORDINARY SHARES.

(a) Cleansing Notice and/or Disclosure Document.

(i) No later than two (2) Business Days after the issuance of any Warrant ADSs hereunder, the Company shall issue, if permitted by applicable law, a notice complying with section 708A(6) of the Corporations Act with respect to the Ordinary Shares underlying those Warrants ADSs (the “Cleansing Notice”) and shall notify the Holder that it has issued such Cleansing Notice.

(ii) Notwithstanding Section 9(a)(i), if the issue of any Cleansing Notice would require the Company to disclose information in accordance with Section 708A(6)(e) of the Corporations Act, the Company may delay the issue of such Cleansing Notice (and the issuance of any Warrant ADSs, and the underlying Ordinary Shares, corresponding to such Cleansing Notice) for a period (a “Delay Period”) not exceeding fifteen (15) consecutive days after receipt by the Company of the Exercise Notice for such Warrant ADSs, provided that during any 365 day period such Delay Periods shall not exceed an aggregate of forty-five (45) days. The Company shall issue a Cleansing Notice no later than two (2) Business Days after the Delay Period.

(iii) If the Company is required to issue a Cleansing Notice pursuant to Section 9(a)(ii) but either (x) the Company is not permitted to issue such Cleansing Notice under applicable law or (y) the issuance of such Cleansing Notice would not result in the Ordinary Shares covered by such Cleansing Notice being eligible to be traded on the ASX, the Company shall as soon as practicable, but in no event later than twenty (20) Business Days after receipt by the Company of the Exercise Notice for such Warrant ADSs, lodge with the Australian Securities and Investments Commission (the “ASIC”) a disclosure document for the purposes of Chapter 6D of the Corporations Act (a “Disclosure Document”) covering the Ordinary Shares that would have been covered by such Cleansing Notice. Notwithstanding the foregoing sentence, the Company (1) shall not be required to issue any such Disclosure Document or any Warrant ADSs, and underlying Ordinary Shares, corresponding to such Disclosure Document during any Delay Period, (2) shall not be required to issue the Warrant ADSs, and underlying Ordinary Shares, corresponding to such Exercise Notice until the Disclosure Document has been lodged with ASIC, and (3) shall not be required to lodge more than one Disclosure Document during any ninety (90) day period in connection with any issued and outstanding convertible securities of the Company.

(iv) Subject to the provisions of Section 9(a)(v), the Company will (1) within two (2) Business Days following the issuance of any Warrant ADSs, apply to the ASX for unconditional admission to trading for the underlying Ordinary Shares, and (2) take all reasonable measures to ensure that, from the time of issue of those Ordinary Shares, such securities are eligible to be traded on the ASX.

(v) In the event that the Company elects to delay the issuance of any Warrant ADSs pursuant to Sections 9(a)(ii) or 9(a)(iii) for any Delay Period, the Company shall notify the Holder of such Delay Period and the length of the applicable Delay Period. The Holder may, at any time during the Delay Period, notify the Company in writing that it requires the Company to issue such Ordinary Shares to such Holder in accordance with Section 1 notwithstanding the Delay Period, it being understood that any Ordinary Shares thus issued will not be covered by a Cleansing Notice or Disclosure Document and consequently may not, for a period of twelve (12) months from the date of their issuance, be sold or transferred, or have any interest in, or option over, them granted, issued or transferred.

(vi) Anything to the contrary notwithstanding, but without prejudice to any rights of the Holder accrued prior to such time, all obligations of the Company under this Section 9 shall terminate, and this Section 9 shall have no further force or effect, on the date that the Ordinary Shares cease to be listed for trading on the ASX in the event that the Company is redomiciled (whether through merger or otherwise) into the United States or a successor to the Company replaces the Company as a foreign private issuer under United States securities laws and, in either case, the securities of such successor are listed on an Eligible Market (meaning The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq Global Market).

10.   Governing Law, Agent for Service and Jurisdiction.  (a) All questions concerning the construction, validity, enforcement and interpretation of this Placement Agent’s Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Placement Agent’s Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS PLACEMENT AGENT’S WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.  Binding Effect on Successors. In case of any consolidation of the Company with, or merger of the Company into, any other entity, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company at any time prior to the Expiration Date, then as a condition of such consolidation, merger or sale or conveyance, the Company shall give written notice of consolidation, merger, sale or conveyance to the Holder and, from and after the effective date of such consolidation, merger, sale or conveyance, this Placement Agent’s Warrant shall represent, upon exercise, only the right to receive the consideration that would have been issuable in respect of the ADSs underlying the Placement Agent’s Warrant in such consolidation, merger, sale or conveyance had the Placement Agent’s Warrant been exercised in full immediately prior to such effective time and the Holder shall have no further rights under this Placement Agent’s Warrant other than the right to receive such consideration.

12. Fractional ADSs. No fractional ADSs shall be issued upon exercise of this Placement Agent’s Warrant. The number of ADSs to be issued upon exercise of this Placement Agent’s Warrant shall be rounded down to the nearest whole number and in lieu of any fractional ADSs to which the Holder would otherwise be entitled, the Company shall make a cash payment to the Holder equal to the Closing Sale Price on the date of exercise multiplied by such fraction.

13. Lost Warrants. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Placement Agent’s Warrant and, in the case of any such loss, theft or destruction, upon receipt of an affidavit of loss and indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Placement Agent’s Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

14. Headings. The headings of the several sections and paragraphs of this Placement Agent’s Warrant are inserted for convenience only and do not constitute a part of this Placement Agent’s Warrant.

15. Modification and Waiver. This Placement Agent’s Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

16. Survival. The rights and obligations of the Company, of the Holder and of the holder of ADSs issued upon exercise of this Placement Agent’s Warrant shall survive the exercise of this Placement Agent’s Warrant.

17. Remedies. The Company stipulates that the remedies at law of the Holder of this Placement Agent’s Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Placement Agent’s Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

18. Notice. Any notice required or contemplated by this Placement Agent’s Warrant shall be deemed to have been duly given if transmitted by registered or certified mail, return receipt requested, or nationally recognized overnight delivery service, to the Company at its principal executive offices located at 400 Pleasant Street, Watertown MA 02472, Attention: Lori H. Freedman, Esq., Vice President, Corporate Affairs, General Counsel and Secretary, or to the Holder at the name and address set forth in the Warrant Register maintained by the Company.

IN WITNESS WHEREOF, the Company has caused this Placement Agent’s Warrant to be signed by its duly authorized officers under its corporate seal, and this Placement Agent’s Warrant to be dated July 5, 2007.

PSIVIDA LIMITED

By:
Name:
Title: